Exhibit 99.1

PEPCO HOLDINGS, INC.

		For the Year Ended December 31,
	Three Months Ended March 31, 2015	2014	2013	2012	2011	2010
	(millions of dollars)

Earnings
Net income from continuing operations	$53	$242	$110	$218	$222	$91
Preferred stock dividend	—	—	—	—	—	—
(Income) or loss from equity investees	—	—	(2)	(1)	3	1
Minority interest loss	—	—	—	—	—	—
Income tax expense (benefit) related to continuing operations	30	138	319	103	114	(14)

Pre-tax income for common stock	83	380	427	320	339	78
Add: Fixed charges*	76	300	301	286	275	312
Add: Distributed income of equity investees	—	—	—	—	—	—
Subtract: Interest capitalized	—	—	—	—	—	—
Subtract: Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Earnings	$159	$680	$728	$606	$614	$390

*Fixed Charges
Interest on long-term debt	$67	$264	$265	$249	$239	$269
Interest capitalized	—	—	—	—	—	—
Other interest	—	—	—	—	—	—
Amortization of debt discount, premium, and expense	3	12	14	16	14	21
Interest component of rentals	6	24	22	21	22	22
Pre-tax preferred stock dividend requirement	—	—	—	—	—	—

Fixed charges	$76	$300	$301	$286	$275	$312

Ratio of earnings to fixed charges (a)	2.09	2.27	2.42	2.12	2.23	1.25

(a)	Pepco Holdings, Inc. issued certain preferred equity securities during 2014 and 2015 that are excluded from equity since the securities contain conditions for redemption that are not solely within the control of PHI. The cumulative and unpaid dividends associated with the preferred equity securities, which were immaterial for the three months ended March 31, 2015 and for the year ended December 31, 2014, are included in fixed charges as a component of interest on long-term debt. Accordingly, the ratio of earnings to fixed charges is equal to the ratio of earnings to combined fixed charges and preferred stock dividends.